Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Nos. 33-46262, 33-46264, 33-46265, 333-101204, 333-101205, 333-118194, 333-136639, 333-141101 and 333-157082) on Form S-8 of our report dated March 31, 2010, with respect to the combined balance sheet of PBM Companies as of December 31, 2009, and the related combined statements of income, members’ equity and stockholders’ deficit and comprehensive income, and cash flows for the year ended, which report appears in the Form 8-K/A of Perrigo Company dated June 30, 2010.

Our report refers to a change in method of accounting for warrants convertible into membership units, due to the adoption of Financial Accounting Standards Board ASC Topic 815-40, Derivatives and Hedging, Contracts in an Entity’s Own Equity.

/s/ KPMG LLP

Richmond, Virginia

June 30, 2010